UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 000-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

HOME SAVINGS BANK 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Home Savings Bank 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2017 and December 31, 2016.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

HOME SAVINGS BANK

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2017 and 2016

HOME SAVINGS BANK

401(k) SAVINGS PLAN

Youngstown, Ohio

Financial Statements

December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the

    Home Savings Bank 401(k) Savings Plan

Youngstown, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Home Savings Bank 401(k) Savings Plan (the “Plan”) (f/k/a The Home Savings & Loan Company 401(k) Savings Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Home Savings Bank 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management.

1.

Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

We have served as the Plan’s auditor since 2001

New York, New York
June 28, 2018

2.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016
ASSETS
Investments, at fair value
Registered investment companies	$25,617,671	$21,303,928
Stable value fund	662,130	748,489
United Community Financial Corp. common stock	8,023,837	8,268,606

	34,303,638	30,321,023
Cash	114,362	18,102
Receivables
Notes receivable from participants	650,320	588,633

Total assets	35,068,320	30,927,758

LIABILITIES
Accrued audit fees	31,000	—

NET ASSETS AVAILABLE FOR BENEFITS	$35,037,320	$30,927,758

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

3.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$2,828,006
Dividends	1,782,524

4,610,530
Interest income on notes receivable from participants	24,260
Contributions
Employer	646,190
Participant	1,905,133
Rollover	514,964

3,066,287

Total additions	7,701,077
Deductions from net assets attributed to:
Benefits paid to participants	3,427,491
Administrative expenses	164,024

Total deductions	3,591,515

Net increase	4,109,562
Net assets available for benefits:
Beginning of year	30,927,758

End of year	$35,037,320

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

4.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

The following description of Home Savings Bank 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan’s provisions.

General: Home Savings Bank (the Company) established the Plan effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee or a seasonal employee.

On January 31, 2017, United Community Financial Corp. (UCFC) completed an acquisition of Ohio Legacy Corp. (OLCB) pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of September 8, 2016 by and among UCFC, The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), OLCB and Premier Bank & Trust (Merger Agreement). Pursuant to the terms of the Merger Agreement, OLCB was merged with and into UCFC. Immediately following the merger, Home Savings was merged with and into Premier Bank & Trust, a subsidiary of OLCB, and changed its name to Home Savings Bank.

Effective February 1, 2017, because of the name change of the Company, the Plan’s name changed from The Home Savings & Loan Company 401(k) Savings Plan to Home Savings Bank 401(k) Savings Plan.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2017, the Company matched 50% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations. There were no such additional contributions made for the 2017 Plan year.

Rollover Contributions: The Plan permits participants, upon being eligible to become a participant in the Plan, to rollover into the Plan vested balances of a previous employer’s retirement plan accounts.

Participant Accounts: Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of UCFC, the Company’s parent.

(CONTINUED)

5.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN (CONTINUED)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest%
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are used to pay administrative expenses. During 2017, no forfeitures were used to reduce employer contributions. During 2017, forfeitures aggregating $11,060 were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2017 and 2016 were $15,276 and $11,301, respectively.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon request. Participants may receive their distribution either in a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

Change in Trustee: On November 30, 2017, UCFC announced the transition of Trustee and Investment Advisor responsibility for the Home Savings Bank 401(k) Savings Plan to Home Savings’ Premier Wealth Management Division, replacing Broadridge Matrix as Plan Trustee and UBS Financial Services as Investment Advisor. The effective date of this transition was October 1, 2017.

(CONTINUED)

6.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 4). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on notes receivables from participants is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company, UCFC. The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2017 and 2016, approximately 23% and 27%, respectively, of the Plan’s assets were invested in UCFC common stock.

(CONTINUED)

7.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3—RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4—FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Accounting guidance establishes a fair value hierarchy, which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies:    The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund: The net asset value, as reported by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported asset value.

(CONTINUED)

8.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidation will be carried out in an orderly business manner. Plan sponsor initiated withdrawals from the Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust III requires a 60-day notification and could be subject to a market value adjustment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2017:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$25,617,671	$—	$—	$25,617,671
UCFC common stock	8,023,837	—	—	8,023,837

Total assets held in the fair value hierarchy	33,641,508	—	—	33,641,508
Investments measured at net asset value (a)	—	—	—	662,130

Investments at fair value	$33,641,508	$—	$—	$34,303,638

(CONTINUED)

9.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4—FAIR VALUE MEASUREMENT (CONTINUED)

	Assets at Fair Value as of December 31, 2016:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Registered investment companies	$21,303,928	$—	$—	$21,303,928
UCFC common stock	8,268,606	—	—	8,268,606

Total assets held in the fair value hierarchy	29,572,534	—	—	29,572,534
Investments measured at net asset value (a)	—	—	—	748,489

Investments at fair value	$29,572,534	$—	$—	$30,321,023

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent), and were measured this way as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 5—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for administrative functions he or she performs. Home Savings’ Premier Wealth Management Division provides trustee and investment advisory services to the Plan. During 2017, no fees were paid by the Plan for these services. The Plan holds shares of UCFC Stock of which there were $127,987 cash dividends paid during 2017. These holdings are considered a related party investment. Additionally during 2017, realized gains on the sale of approximately 90,311 UCFC shares aggregated $572,006. Notes receivable from participants also reflect party-in-interest transactions. Administrative expenses of the Plan are paid for by the Plan. During 2017, the Plan paid fees of $133,024 to its third party administrators. Audit fees are paid by the Plan. During 2017, the Plan accrued audit fees of $31,000.

(CONTINUED)

10.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6—TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

11.

SUPPLEMENTAL SCHEDULE

HOME SAVINGS BANK

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Name of Plan Sponsor:	HOME SAVINGS BANK
Employer identification number:	34-1936418
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock	**	$8,023,837

				8,023,837
	Registered investment companies
	Pioneer Investments	Pioneer Strategic Income Fund	**	154,830
	Victory Funds	Victory Diversified Stock Fund	**	1,678,709
	Invesco Investments	Invesco International Growth Fund	**	614,034
	Victory Funds	Victory Established Value Fund	**	1,075,806
	American Funds	New World Fund	**	283,546
	American Funds	American Balanced Fund	**	2,773,437
	American Funds	The Bond Fund of America	**	495,801
	Davis Funds	Davis New York Venture Fund A	**	1,562,020
	American Funds	EuroPacific Growth Fund	**	908,210

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

12.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Name of Plan Sponsor:	HOME SAVINGS BANK
Employer identification number:	34-1936418
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Fundamental Investors Fund	**	2,128,067
	American Funds	Growth Fund of America A	**	2,139,190
	American Funds	Investment Company of America Fund A	**	1,881,884
	American Funds	Small World Class A	**	1,305,988
	MFS Investment Management	MFS Total Return Fund	**	963,433
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund	**	717,151
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund	**	380,792
	American Funds	AMCAP A Fund	**	1,806,467
	Seligman	Seligman Communication & Information Fund	**	930,648
	Thornburg	Thornburg International Value Fund	**	599,853

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

13.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Name of Plan Sponsor:	HOME SAVINGS BANK
Employer identification number:	34-1936418
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	PIMCO Advisors	PIMCO Low Duration Fund	**	419,057
	Blackrock	Global Allocation Fund	**	81,182
	Ivy	Asset Strategy Fund	**	45,566
	JP Morgan	Smart Retire 2020	**	517,614
	JP Morgan	Smart Retire 2025	**	437,362
	JP Morgan	Smart Retire 2030	**	281,190
	JP Morgan	Smart Retire 2035	**	346,823
	JP Morgan	Smart Retire 2040	**	373,968
	JP Morgan	Smart Retire 2045	**	69,800
	JP Morgan	Smart Retire 2050	**	45,846

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

14.

HOME SAVINGS BANK

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Name of Plan Sponsor:	HOME SAVINGS BANK
Employer identification number:	34-1936418
Three digit plan number:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JP Morgan	Smart Retirement Income A	**	57,972
	JP Morgan	Smart Retire 2055	**	74,824
	Federated Funds	Federated Government Obligations Fund	**	466,601

				25,617,671
	Stable value fund
	Wilmington Trust Company	Wilmington Trust Retirement and Institutional
		Services Company Collective Investment Trust III	**	662,130

				662,130
	Notes receivable from participants
*	Notes receivable from	Notes receivable from participants with
	participants	interest rates ranging from 4.25%-5.50%
		and maturity dates to August 27, 2027		650,320

				650,320

				$34,953,958

*	Denotes party-in-interest
**	All investments are participant directed, therefore historical cost information is not required

15.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME SAVINGS BANK 401(k) SAVINGS PLAN

By: Home Savings Bank

Its: Administrator

Date: June 28, 2018	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Senior Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP

Independent Auditors